HARBOR ISLAND DEVELOPMENT CORP.

September 22, 2010

John Reynolds & Edwin Kin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Harbor Island Development Corp.

Registration Statement on Form S-1

Amendment No. 3

File No. 333-166522

Originally Submitted on May 5, 2010

Dear Mr. Reynolds:

Harbor Island Development Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of August 12, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 5, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

       FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 12, 2010.

Prospectus Summary, page 5

1.

We note your response to comment two of our letter dated July 7, 2010 and revisions to remove the disclosure that you will generate sufficient revenues to cover your operating costs for the next 12 months. You still, however, claim you have sufficient cash and working capital to continue your plan of operations for four more months without additional financing. Please revise to clarify this statement, as it appears that Mr. Don Ross will have to defer his management fee, in essence providing financing to the Company. Also, it is unclear what you mean by "plan of operations," as your Description of Business section refers to a first year operating plan of very limited operations with little to no marketing spending and a later "operational plan" and a "business plan" on page 18. We also note your references to your "business strategy," "proposed business activities," and "our business plan" on page 8. Please revise to clarify here and elsewhere where appropriate what you mean by these terms or phrases.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

"We anticipate based on our current cash and working capital and our planned expenses that we will be able to continue our plan of operations for four more months without additional outside financing, assuming our sole-officer and director continues to defer and accrue his management fees as further discussed herein....For a further discussion of our plan of operations, initial operations and our growth strategy see the below section entitled “Description of Our Business”.

Risk Factors, page 7

2.

We note your response to comment four of our letter dated July 7, 2010, and we reissue it in part.  Please revise the third risk factor on page eight to disclose your cash position at the most recent date practicable and clarify whether it is sufficient to meet your ongoing expenses if you are unable to raise additional capital, financial, or minimal funds from this offering. Also, please reconcile your disclosure that you will need at least $50,000 in offering proceeds to conduct your proposed business activities with later disclosures in "Use of Proceeds," "Description of Business," and "Management Discussion and Analysis" sections.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

RESPONSE:  We have revised the Filing on Page 8 to include the following language in the specified risk factor:

“We may not be able to further implement our business strategy unless sufficient funds are raised in this offering.  If we do not raise sufficient funding hereunder, we may have to cease operations, which could cause investors to lose their investment in us.

We may not realize sufficient proceeds from this offering to further business development, or to provide adequate cash flow for planned business activities. Our inability to raise sufficient funds in this offering may significantly hinder our ability to continue operations. If we fail to raise sufficient funds in this offering, investors may lose their entire investment.

While at August 1, 2010 we had cash on hand of $15,444, we have accumulated a deficit of $16,276 in business development and administrative expenses.  At this rate, we expect that we will only be able to continue operations for four more months without obtaining additional funding or beginning to generate revenue.  We anticipate that additional funding will be needed for general administrative expenses, business development, marketing costs and support materials.  We have not generated any revenue from operations to date.  In order to expand our business operations, we anticipate that we will have to raise additional funding.  If we are not able to raise the capital necessary to fund our business expansion objectives, we may have to delay the implementation of our business plan.

We do not currently have any arrangements for financing.  Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and initial results from our business operations.  These factors may impact the timing, amount, terms or conditions of additional financing available to us.  There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.”

3.

We note your response to comment five of our letter dated July 7, 2010, and we reissue the comment in part. Please revise the second risk factor on page eight to clarify that Mr. Don Ross would set the conversion ratio at his sole discretion. You should also address the inherent conflict of interest this presents.

RESPONSE:  We have revised the Filing on Page 8 to include the following language in the specified risk factor:

“Further, our sole officer and director has entered into a Management Agreement with the Company, whereunder he receives compensation of $2,500 per month, which is convertible into stock at a price to be determined at the time of conversion. As the conversion price is not set, there is no guarantee that any future conversion of the Management Fees will be on terms favorable to our existing shareholders. Mr. Ross will have the sole discretion to set the conversion price of the stock due and owing under the Management Agreement. Mr. Ross’ financial interests may not always align with the financial interests of the Company, and he could demand payment at a time when the Company has limited cash flow. Accordingly, any conversion of the Management Fees may cause significant and substantial dilution.”

4.

We note your response to comment 21 of our letter dated July 7, 2010, and we reissue the comment in part. Please revise to address the potential risk factors notes in our prior comment, as you only added a risk factor to address Mr. Don Ross' conflicts with outside interests. If you do not believe risk factors are appropriate, please advise us supplementally the reasons for your belief. In addition, please add a risk factor to address the change of control provisions of your management agreement which make it very difficult for non-affiliated stockholders to remove Mr. Don Ross from management even if he holds only 10% of the shares outstanding.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

RESPONSE:  We have revised the Filing on Page 11 to include the following new risk factors:

“The Management Agreement between Mr. Ross and the Company contains a provision that makes it difficult for non-affiliated stockholders to remove Mr. Ross from Management.

The Management Agreement between our sole officer and director, Mr. Ross, and the Company provides that such agreement shall remain in effect until Mr. Ross or one or more of his affiliates collectively controls less than 10% of the equity interests of the Company. Pursuant to Nevada law and the Company Articles of Incorporation and Bylaws, the shareholders holding a majority of the issued and outstanding shares have the power to remove and elect both officers and directors. Accordingly, Mr. Ross will have significant authority over the business affairs of the Company and until control rests with other parties Mr. Ross will be able to direct the actions of the Company at his sole discretion.

The Company's current cash flow and access to capital compared to the fees being earned by the Company's sole-officer and director may adversely affect our future performance and operations.

Our sole-officer and director, Mr. Ross is currently earning a Management fee paid monthly equal to $2,500 per month in exchange for his services to the Company. However, such fees are currently being accrued and deferred until such time that the Company is in a position, as determined in Mr. Ross' sole discretion, to begin making any such payments. However, should the Company begin generating limited revenue or raising funds hereunder, Mr. Ross may determine that such payments should be used to pay his accrued and deferred salary, any such decision would negatively affect our cash flows and would adversely affect the Company.”

Use of Proceeds, page 12

5.

We note your response to comment seven of our letter dated July 7, 2010 and we reissue it. Please explain the basis for your anticipated revenues after the initiation of your business plan in light of your lack of any prior sales or any sales contracts to date. Also, please revise to clarify the time period that the maximum proceeds will fund, assuming you will be unable to have profitable operations or no revenues.

RESPONSE:  We have revised the Filing on Page 14 to include the following language:

“We anticipate that the proceeds from the sale of the maximum amount covered in this offering, along with anticipated future revenue from the initiation of our business plan, will allow us to operate for 12 months. Our expectation of anticipated revenues is based upon management's assessment of the sales potential of our products taking into account: i) the 10 year existence of Island Stuff USA, ii) our revenue model based on a generous mark-up on the Island Stuff USA product line, and iii) our planned marketing strategy, which consists of very little out of pocket expenses, coupled with our anticipated ability to gain traction in the industry.

Mr. Ross, our sole officer and director, has determined that the maximum funds received under this offering would be sufficient to cover our offering expenses, filing reports with the Securities and Exchange Commission, and fund our initial 12 months of our Plan of Operations as specified in our milestone chart. However, there can be no assurance that the Company will raise any funds through this offering and if a limited amount of funds are raised, the Company reserves the right to change the use of proceeds and will use such funds according to its best judgment. Further, any such change in the use of proceeds as discussed above would be limited to a proportionate reduction in funds allocated to each specific item listed.”

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

6.

We note your response to comment eight of our letter dated July 7, 2010 and we reissue it. Please revise your registration statement to provide greater specificity as to how you will use offering proceeds for your Business Development and Working Capital expenditures. In addition, please provide further disclosure regarding your business plan, as requested in our prior letters and other comments in this letter, In the adopting release for Rule 419, the Commission said it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419" (emphasis added), See Blank Check Offerings, Securities Act Release No, 6932 (Apr, 13, 1992), Your lack of specificity as to the use of proceeds in this offering, including your previous responses that management will have "sole discretion" in how offering proceeds will be allocated, and your lack of a sufficient business plan disclosure, including the milestones disclosure requested, raises questions as to whether you have a specific business plan. Please provide the requested disclosure above, otherwise revise your registration statement to comply with Rule 419.

RESPONSE:  We have completely revised the Business Plan and have added a detailed chart under “Use of Proceeds” on Page 14.

7.

Please provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K if the Company reserves to right to change its use of proceeds as disclosed.

RESPONSE:  We have revised the Filing on Page 14 to include the following language:

“However, there can be no assurance that the Company will raise any funds through this offering and if a limited amount of funds are raised, the Company reserves the right to change the use of proceeds and will use such funds according to its best judgment. Further, any such change in the use of proceeds as discussed above would be limited to a proportionate reduction in funds allocated to each specific item listed.”

Description of Business, page 17

8.

We note your response to comment 11 of our letter dated July 7, 2010, and we reissue it. Please clearly describe your business plan, providing specific milestones for your business, the estimated costs associated with each milestone, the estimated time frame of each milestone, and whether the time frame of each milestone is dependent upon future financing. Your revised disclosure indicates several goals such as hiring a consultant, implementing your marketing strategy, finding additional suppliers, opening your own retail operations, creating a website, hiring additional sales personnel, etc. Yet, your disclosure does not clearly indicate the time frame for these goals, other than in vague terms, of the cash needed to fund these goals. For example, it is unclear how your potential $15,000 or $25,000 in business development expenses from your Use of Proceeds table relates to your goals or milestones. To the extent any of your goals or milestones arc long term initiatives that are dependent on future financings or successful operations, please revise to clearly indicate so while discussing these goals.

RESPONSE:  We have revised the Business Plan in its entirety starting on Page 19 and have added a milestone chart with all of the requested disclosures starting on Page 24 of the Filing.

9.

We note your response to comment 13 of our letter dated July 7, 2010, and we reissue it. If you are unable to provide basic information concerning the general business of your sole supplier, please clearly indicate so. Also, please add a risk factor that describes your inability to obtain basic information and/or your lack of due diligence prior to entering into your agreement with your sole supplier. The product reach and availability of Island Stuff USA products in other distribution channels or through other distributors would appear to be material disclosure for your investors to evaluate the viability of your business plan. The lack of your ability to obtain such basic information, usually available to third party distributors, and your potential lack of due diligence of Island Stuff USA prior to formulating your business plan would also appear to be material disclosure tor investors.

RESPONSE:  We have revised the Filing and added the requested disclosures in the section “About Island Stuff USA” starting on Page 19, including the following:

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

"About Island Stuff USA

Island Stuff USA was established in 2000 and has grown to be a leading wholesaler of beach, resort and summer apparel to mass retail, resort stores, grocery and drug stores, located in the Caribbean and in other destination locations. They distribute across the United States and currently export to 13 different countries. Island Stuff USA provided revenue estimates for 2008 and 2009 which were $4,000,000 and $5,200,000 respectively. Island Stuff USA caters to American women and all of their garments are cut to fit the American body and taste.  Island Stuff USA products, through various distributors, can be purchased in Wal-Mart, Walgreens, and in boutique gift shops in the Caribbean and United States. There are currently 5 non-exclusive distributors selling Island Stuff USA, large distributors receive a discount based upon quantities ordered.

Island Stuff USA produces both knit and woven clothing, and they custom design fabrications and pattern designs.  They also employ their own staff of industry professionals in China and Indonesia and pride themselves on quality value.  Their product development team has mastered the entire process of bringing product to the market. From idea generation and screening, to concept development and testing, to financial analysis and market testing, their team of professionals carefully plan and implement strategy from beginning to end.

Having created countless products over the years from many different countries, Island Stuff USA’s sourcing team is experienced in finding factories around the globe that can reliably meet all production expectations for any product. They work with established factories in the Far East, Central America, the Caribbean, as well as here in the United States. Their team of sourcing professionals travels to factories constantly and they know the genuine capabilities of each and every factory. Island Stuff USA’s founders and partners represent the essence of entrepreneurship. They have 19 years of business experience and know what it takes to create a business, build a business, build a brand, integrate and market new products, maintain a business, and successfully grow a business. They respect those who have entrepreneurial visions and goals, and their expertise will be of invaluable assistance to our start-up organization.

 As we press on through the start-up phase of our Company, we believe that consulting with the staff at Island Stuff USA will truly be an invaluable commodity.  They have proven their apparel behind ten years of sales, and we believe that they will help jumpstart our distribution of their apparel.  It is a win-win for both parties involved because they are simply a wholesaler, and we will seek to be their leading reseller."

Management Discussion and Analysis, page 19

Liquidity and Capital Resources, page 20

10.

We note your response to comment 15 of our letter dated. July 7, 2010, and we reissue it. Please revise to clarify whether the Company is dependent on Mr. Don Ross deferring his management fee or converting the amounts owed to him into shares of stock. If so, please revise to clarify whether Mr. Ross could demand immediate payment at any time and the consequences to your liquidity if he chooses to do so. Also, please provide the basis of your projected $1,000 monthly Business Development "operating costs" and your $1,000 monthly Marketing & Advertising expenses, particularly in light of your disclosure that you have not sought any pricing information from media outlets.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

RESPONSE:  We have revised the Filing on Pages 26-27 to include the following language:

Pg. 26:

“Pursuant to a Management Agreement dated April 26, 2010, our sole officer and director, Mr. Ross has agreed to devote approximately 15-20 hours per week to manage the affairs of the Company. In exchange, Mr. Ross shall receive a monthly fee of $2,500 per calendar month. Such Fee may be converted into shares of the Company's common stock at a conversion rate to be determined solely by Mr. Ross from time to time. Such fee shall be payable on the last day of each calendar quarter.  The fees due and owing Mr. Ross will not have a current impact on our liquidity and capital resources as all compensation due and owing Mr. Ross is being accrued and deferred until such time that Mr. Ross, in his sole discretion, believes it to be in the best interest of the Company to pay any such amounts due and owing. The Company is dependent on Mr. Ross deferring his management fee and/or converting his fees into shares of stock. If Mr. Ross demands immediate payment at a time when the Company has limited cash flow, the payment of fees could decrease or deplete our cash reserves.”

Pg. 27:

“Further, we anticipate initial operational costs to approximately $1,000 per month, which will be mainly concentrated on our efforts to seek out and secure retail locations to place product.  Additionally, we anticipate that our expenditures related to Advertisement and Marketing will average around $1,000 per month, and will include the development of our website and print and online advertising we may elect to do. We base this estimate on the following breakdown: i) $400 devoted to online advertising, since we will use a cost-per-click form of advertising, we will be able to set our own budget each month, ii) $550 devoted to postcard mailers and print ads based on estimates for postcards mailers from www.uprinting.com, and the remainder will be directed towards advertising in local media, iii) 40-50 for email advertising, according to www.deluxe.com we can send unlimited emails to a list of 5,000 emails for around $40 per month.”

11.

We note your response to comment 16 of our letter dated July 7, 2010 that you will seek additional funds from friends, family and business acquaintances to fund the differences between the amount of the offering and your estimated operating expenses for the next 12 months. It appears that even if your receive the maximum offering proceeds, you will still appear to need additional funds to fund your operations for one year. Please revise the registration statement in the appropriate places to indicate the need to raise additional funds, regardless if the maximum proceeds are raised in your offering, and discuss the availability of such funds from your family, friends, and business acquaintances. In particular, please revise to Prospectus Summary, the Risk Factors, the Use or Proceeds, the Description of Business, and this section.

RESPONSE:  We have revised the disclosures throughout the Filing to reflect the following language:

“Even if the maximum amount of funds is raised under this offering, we will need to raise funds through public or private debt or sale of equity to achieve our current business strategy. We will seek additional funds from friends, family members and business acquaintances; however, we cannot be certain on the availability of such funds since we haven’t received any firm commitments or indications of interest from our friends, family members, or business acquaintances regarding potential investments in our Company. Such financing may not be available when needed.”

Executive Compensation, page 22

12.

We note your response to comment 18 of our letter dated July 7, 2010 and we reissue it. We still note your financial statements and footnotes to your financial statements for the period ended March 31, 2010 refer to your issuance of founders stock, as described on pages 23 and II-2, as management fees. We do not understand why Mr. Don Ross' founders stock for his organization efforts should be treated as executive compensation or as management fees. Please revise to clarify.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

RESPONSE:  We have revised the Filing on Page 26 to include the following language:

“From the Company’s inception on March 19, 2010 to March 31, 2010, the Company issued 5,000,000 common shares to the President of the Company at $0.001 per share in exchange for such services related to the Company's pre-incorporation activities and costs associated with the Company's formation totaling $5,000.”

13.

We also note that column (c) of your summary compensation table should be in dollars, not total number of shares, valued in accordance with Item 402(n)(2)(v) of Regulation S-K and its corresponding Instructions.

RESPONSE:  We have revised the Filing on Pages 29 accordingly and have added the following disclosure:

 “The stock awards to Mr. Ross were issued beginning April 26, 2010 for services rendered in connection with the formation of the Company. This dollar estimate is based on the grant date aggregate fair value at the close of business in accordance with FASB ASC Topic 718.”

14. Please revise to clarify the time period covered by your compensation tables. If the summary compensation table includes compensation up until the quarter ended March 31, 2010, please clarify how Mr. Don Ross earned $7,500 in light of your disclosure that his management agreement did not commence until April 26, 2010.

RESPONSE:  We have revised the Filing on Page 29 to include the following language:

“The following table sets forth information about the remuneration of our principal executive officer for services rendered since inception through August 31, 2010.  Certain tables and columns have been omitted as no information was required to be disclosed under those tables or columns.”

15.

We note your response to comment 20 of our letter dated July 7, 2010 regarding your management agreement and management fee deferral. Please revise to clarify whether Mr. Don Ross may cease deferring his management fee, demand issuance of stock, and/or demand immediate payment of all his accrued fees payable in cash at any time. Also, please advise us whether a risk factor is appropriate.

RESPONSE:  We have revised the Filing on Page 29 to include the following language:

“Such Fee may be converted into shares of the Company's common stock at a conversion rate to be determined solely by Mr. Ross from time to time. Such fee shall be payable on the last day of each calendar quarter. As payment of the fees are discretionary according to Mr. Ross, at any time he could cease deferring his management fees, and/or demand issuance of stock or payment of all accrued fees payable in cash. This decision will be based on the best interests of the Company at that time. As of the date of this Filing, all compensation due and owing Mr. Ross is being accrued and deferred until such time that Mr. Ross believes it to be in the best interest of the Company to pay any such amounts due and owing. For illustrative purposes, if Mr. Ross converted at the offering price hereunder, it would convert into 200,000 shares.”

16.

We note your response to comment 23 of our letter dated July 7, 2010 and we reissue it in part. Please revise to clarify the amount of securities that may be issued to Mr. Don Ross within the next 60 days as a result of his deferred compensation.  If the amount is undeterminable at this time, please clearly indicate so and the reasons why. Further, please revise to clarify whether the Company could issue Mr. Don Ross an undeterminable number of shares of common stock in the next 60 days, at his sole-discretion, due to the amounts of deferred compensation owed to him.

RESPONSE:  We have revised the Filing on Page 31 to include the following language:

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

“Pursuant to a Management Agreement dated April 26, 2010, Mr. Ross has agreed to act as our sole officer and director and Mr. Ross shall receive a monthly fee of $2,500 per calendar month. Such Fee may be converted into shares of the Company's common stock at a conversion rate to be determined solely by Mr. Ross from time to time. Such fee shall be payable on the last day of each calendar quarter. As of the date of this Filing, all compensation due and owing Mr. Ross is being accrued and deferred until such time that Mr. Ross believes it to be in the best interest of the Company to pay any such amounts due and owing. For illustrative purposes, if Mr. Ross converted at the offering price hereunder, it would convert into 200,000 shares.”

Certain Relationships and Related Transactions, page 25

17.

Please revise this section to include the promissory note issued to Steve Ross.

RESPONSE:  We have revised the Filing on Page 32 to include the following language:

“On March 12, 2010, prior to our incorporation, we entered into a non-exclusive distributor agreement with Island Stuff USA, LLC, an entity owned by Steve Ross, who is the brother of our founder and sole-officer and director, Mr. Don Ross. Further, Island Stuff USA also provides us with office space free of charge at this time.”

Legal Matters, page 26

18.

We note your response to comment 25 of our letter dated July 7, 2010, and we reissue it.   Please revise to provide disclosure regarding any material legal proceedings, if any, as required by Item 103 of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 33 to include the following language under “Legal Proceedings”:

“We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest. ”

Financial Statement, page F-1

Note I. Nature of Operations and Continuation of Business, page F-7

19.

We note that the Company will require significant additional financings in order to pursue exploration of any properties acquired. We note that your description of business on page 17 makes no reference to the exploration of properties. Please revise your registration statement to describe this business or revise this footnote disclosure accordingly.

RESPONSE:  This was a typographical error and we have corrected this error in the footnote.

Exhibits

20.

We note that Exhibits 10.3 and 10.4 or your Form S-1 has been renumbered to be Exhibits 10.4 and 10.5, respectively, in your most recent amendment. Please revise the Exhibits Index to clarify that the Exhibits 10.4 and 10.5 are filed as Exhibits 10.3 and 10.4, respectively, in your Form S-1 filed May 5, 2010.

RESPONSE:  We have revised the Exhibits Index to include this clarification.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

HARBOR ISLAND DEVELOPMENT CORP.

In connection with the Company’s responding to the comments set forth in the August 12, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Don Ross

Don Ross, President and CEO

2275 NW 150th Street, Unit B Opa Locka, FL 33054